FORM 6-K

SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

Report of Foreign Issuer
Pursuant to Rule 13a-16 or 15d-16 of
the Securities Exchange Act of 1934

For the month of March 2009

Commission File Number 001-15092

TURKCELL ILETISIM HIZMETLERI A.S.
(Translation of registrant’s name into English)

Turkcell Plaza Mesrutiyet Caddesi No. 153 34430 Tepebasi Istanbul, Turkey
(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F

Form 20-F:   ☒      Form 40-F:   ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Note: Regulation S-T Rule 101(b)(1) only permits the submission in paper of a Form 6-K if submitted solely to provide an attached annual report to security holders.

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

Note: Regulation S-T Rule 101(b)(7) only permits the submission in paper of a Form 6-K if submitted to furnish a report or other document that the registrant foreign private issuer must furnish and make public under the laws of the jurisdiction in which the registrant is incorporated, domiciled or legally organized (the registrant’s “home country”), or under the rules of the home country exchange on which the registrant’s securities are traded, as long as the report or other document is not a press release, is not required to be and has not been distributed to the registrant’s security holders, and, if discussing a material event, has already been the subject of a Form 6-K submission or other Commission filing on EDGAR.

Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes:   ☐      No:  ☒

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b) 82 —

EXHIBIT INDEX

99.1	Press Release dated March 13, 2009 ("Turkcell Submitted a Binding Bid for Cosmofon")

99.2	Press Release dated ("Change in Management")

EXHIBIT 99.1

TURKCELL SUBMITTED A BINDING BID FOR COSMOFON

Subject: Statement made pursuant to Circular VIII, No: 54 of the Capital Markets Board.

Istanbul Stock Exchange

                           ISTANBUL

Special Subjects:

As per our Board of Directors’ decision dated February 27, 2009, our company made a binding offer, which will be valid until June 29, 2009 through its 100% indirect subsidiary Beltur B.V.to purchase 100% of Cosmofon Mobile Telecommunications Services AD Skopje (“Cosmofon”) and Germanos Telekom AD Skopje (“Germanos”) shares from the main shareholder, Greek originated OTE.

Cosmofon is the second biggest GSM operator with 30% market share and 650,000 subscribers whereas Germanos is a distributor with a strong dealer network serving mainly to Cosmofon in Macedonia where the population is 2 million.

TURKCELL ILETISIM HIZMETLERI A.S.

Nihat Narin Investor & Int. Media Relations 13.03.2009, 09:00	Gonca Yilmaz Bayur Procurement and Contract Mng. 13.03.2009, 09:00

For further information please e-mail to investor.relations@turkcell.com.tr or call Turkcell Investor Relations (+ 90 212 313 1888)

EXHIBIT 99.2

ANNOUNCEMENT REGARDING CHANGE IN MANAGEMENT

Subject: Statement made pursuant to Circular VIII, No: 54 of the Capital Markets Board.

Istanbul Stock Exchange

                           ISTANBUL

Special Subjects:

Cenk Serdar, the Chief Business Development Officer, who has been serving in Turkcell Group since January 1, 2005, decided to resign from his position as of March 13, 2009.

We hereby confirm that the above-mentioned explanations are furnished as per the provisions of the Communiqué Serial no VIII/54, that they reflect all information we have gathered so far, that they are in accordance with our corporate documents, that we have used all endeavors to collect the complete and true related information and that we assume the responsibility for this disclosure.

TURKCELL ILETISIM HIZMETLERI A.S.

Koray Ozturkler Chief Corporate Affairs Officer 13.03.2009,17:00	Nihat Narin Investor & Int. Media Relations 13.03.2009,17:00

For further information please e-mail to investor.relations@turkcell.com.tr or call Turkcell Investor Relations (+ 90 212 313 1888)

SIGNATURES

                    Pursuant to the requirements of the Securities Exchange Act of 1934, Turkcell Iletisim Hizmetleri A.S. has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

TURKCELL ILETISIM HIZMETLERI A.S.
Date: March 13, 2009	By:	/s/ Nihat Narin
Name: Nihat Narin Title: Investor & Int. Media Relations

TURKCELL ILETISIM HIZMETLERI A.S.
Date: March 13, 2009	By:	/s/ Koray Ozturkler
Name: Koray Ozturkler Title: Chief Corporate Affairs Officer